
Mail Stop 7010

July 26, 2006

Via U.S. mail and facsimile

Mr. Dennis W. Lakomy
Chief Financial Officer
CFC International, Inc.
500 State Street
Chicago Heights, IL 60411

> **Re: CFC International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 19, 2006**
> **File No. 000-27222**

Dear Mr. Lakomy:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fairness Opinion of Houlihan Lokey, page 15

Market Multiple Methodology, page 19

1. Please discuss the basis for the selection of the multiples range that you have applied to your company's March 31, 2006 LTM and expected operating results. The discussion of the ten comparable public companies and calculation of their multiples suggests that they form some basis for the multiples that you applied to your company. However, the "selected ranges" that Houlihan Lokey used do not appear to reflect the mean, median, or range indicated on any measure in the comparable public company analysis. Please also elaborate on how Houlihan Lokey determined the discount for the minority interest and the amount of that discount. We note that the information here states that it is presented on a minority-interest basis.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. David P. Glatz
       Bell, Boyd & Lloyd LLC
       70 West Madison Street, Suite 3100
       Chicago, IL 60602-4207